Pierre Roy, Eng., M.Sc., P.Eng.
Soutex inc,
357 Jackson, Bureau 7
Quebec, Quebec, G1N 4C4,
Canada

August 11th, 2011

Toronto Stock Exchange

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re:           Consent of Qualified Person
Rubicon Minerals Corporation (the “Company”)
Filing of Technical Report

I, Pierre Roy, hereby consent to: (a) the public filing of the technical report entitled “F2 Gold System - Phoenix Gold Project Bateman Township Red Lake, Canada Technical Report” dated effective August 8th 2011 (the “Technical Report”) in support of the news release issued by the Company dated June 29, 2011 (the “News Release”); and (b) the use of extracts from, and a summary of, the Technical Report in the News Release.

I hereby confirm that I have read the News Release and that it fairly and accurately represents the information in the Sections 13 and 17 of the Technical Report that I am responsible for.

Dated 11th August 2011

Original Signed and Sealed by Pierre Roy, Eng., M.Sc., P.Eng.